FIRST WESTERN FUNDS TRUST

March 26, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    First Western Funds Trust
File No. 333-180717

Ladies and Gentlemen:

Mr. Chad Ecskildsen of the Commission's staff (the "Staff") contacted us to provide comments on the Trust's Form N-CSR for the fiscal year ended August 31, 2014.  The following comments were provided and the Trust's responses are included below.

1.COMMENT:Please explain how the First Western Fixed Income Fund and the First Western Short Duration Bond Fund (collectively the "Funds," individually a "Fund") are in compliance with their fundamental investment restriction to not concentrate in any industry or group of industries when each Fund has more than 25% of its net assets invested in non-agency mortgage-backed securities.

RESPONSE:As expressly stated in the Funds' current registration statement, the Funds do not consider non-agency mortgage backed securities to constitute a particular industry or group of industries for purposes of each Fund's concentration policy.  The Funds note that this position was disclosed in the Trust's 485(a) filing when it registered the First Western Short Duration Bond Fund.  This filing was submitted to the SEC on January 16, 2013 and the Registrant did not receive any comments from the Staff at that time as it related to the First Western Short Duration Fund's position regarding non-agency mortgage backed securities.

We offer the following discussion in support of our position taken when we registered the First Western Short Duration Bond Fund:

As the Staff is aware, registrants have been permitted to use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the "Directory") published by the Commission to determine industry classifications. Historically, a registrant has been able to select its own industry classifications as long as such classifications are reasonable and not so broad that the primary economic characteristics of the companies in a single class are materially different.

We refer the Staff to Guide 19 which provides the Staff's interpretation that Form N-1A permits registrants to define their own industry classifications so long as the classifications are reasonable and the companies within a single industry have materially similar primary economic characteristics.  Although we recognize that the guidelines were rescinded in 1998, we are of the belief that the Staff and other registrants continue to rely on the guidelines.

We also note that neither the Investment Company Act of 1940 (the "1940 Act"), nor any SEC regulation defines "industry" for 1940 Act concentration policy purposes. We believe that our position as it relates to treating non-agency mortgage backed securities as a security, and not as an industry, is reasonable under well-established SEC interpretations. However, given the Staff's current view that non-agency mortgage backed securities should be treated as an industry, the Funds' have decided to ask each Fund's shareholders to approve a modified industry concentration policy (the "Modified Concentration Policy") that reads as follows:

Modified Concentration Policy: Each Fund will not invest more than 25% of the value of its total assets in securities of issuers in any one industry, except that each Fund will concentrate in the mortgage-backed securities industry, which shall include agency and non-agency mortgage-backed securities.  For purposes of the foregoing concentration policy, obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities that are not mortgage-backed securities or repurchase agreements with respect thereto shall not be considered part of any industry.

We expect to conduct the shareholders meeting at which shareholders of each Fund will be asked to approve the Modified Concentration Policy prior to the end of May 2015.

2.COMMENT:Please confirm that the First Western Fixed Income Fund and the First Western Short Duration Bond Fund do not have more than 15% of their net assets invested in illiquid securities.

RESPONSE:The Funds' investment adviser, First Western Capital Management Company (the "Adviser"), confirms that neither Fund has more than 15% of its net assets invested in illiquid securities.  The Adviser monitors the liquidity of the Funds' holdings on a regular basis.  The Adviser is active in all the trading markets represented by the securities held by the Funds and believes that a substantial percentage (greater than 95%) of the securities held by each Fund can be disposed of within 7 days at an amount equal to the value it places on the security. The Adviser further notes that it focuses the Funds investments in liquid, all cash bonds of all sectors and that the Funds do not own esoteric assets, such as derivatives and structured notes, that might take more than 7 days to sell.

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3406 if you have any questions.

Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary